United States securities and exchange commission logo





                              November 24, 2020

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc.
       1180 North Town Center Drive
       Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc.
                                                            Revised Schedule
14A
                                                            Filed November 12,
2020
                                                            File No. 001-39232

       Dear Mr. de Masi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Proxy Statement filed on November 12. 2020

       Cover Page

   1. We note your response to prior comment 3 and re-issue in part. Please expand your discussion to explain
how you will determine whether you have a sufficient amount of cash available to pay
for the Sellers shares, including whether there is a threshold measure of available cash that
you will apply. In addition, please describe the uses that would take priority over cash
payments to the Sellers.
       Certain Defined Terms, page 1

   2. We note your revisions at page 4. Please expand your definition of "Permitted Equity
                                                        Financing Sources" to
briefly summarize the process, including criteria, by which PIPE investors and other
financing sources may be approved under the Business Combination
                                                        Agreement.
 Niccolo de Masi
dMY Technology Group, Inc.
November 24, 2020
Page 2
Background of the Business Combination, page 147

3. We note your response to prior comment 13. Please expand the second-to-last paragraph on page 148 to describe your negotiations with potential targets, including the terms and deal structures that were negotiated and why you decided not to purse these alternative transactions. Your current disclosure indicates that the negotiations were not merely preliminary or exploratory discussions. However, your revisions do not provide sufficient detail for investors to understand the nature of the interest received, key issues that were discussed, and the reasons you rejected other deals in favor of the proposed deal. Revise accordingly.
4. We note your response to prior comment 14. Please revise your description of the negotiations which occurred between June 30, 2020 and July 27, 2020. Your revised discussion should discuss the various negotiations held during this time period and how the terms evolved as a result of the discussions. In this regard, we note that the added disclosure on page 150 includes an itemization of various terms subject to negotiations during July 2020 but does not describe the substance of the negotiations related to the terms, the nature of each parties' considerations, or how disagreements between the parties were resolved. Please revise pages 150-151 accordingly.
The Charter Amendment Proposal, page 165

5. Please revise pages 166 and 169 to state that the exclusive forum provision will not apply to claims under the Exchange Act. In addition, given that the charter provision does not state that the exclusive forum provision does not apply to Exchange Act claims, please tell
         us how you will make future investors aware of the provision   s
limited applicability (for
         example, by including the disclosure in your future Exchange Act reports).
Busines of RSI, page 201

6. We note your response to prior comment 16. Please revise the second bullet in this section
FirstName LastNameNiccolo de Masi
       and the discussion in "Our Operating Model" beginning on page 203 to balance your
Comapany    NamedMY
       disclosure       Technology
                  of revenues with aGroup, Inc.
                                     corresponding discussion of net income or
loss, as
       applicable.
November   24, 2020 Page 2
FirstName LastName
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology   Group, Inc.de Masi
Comapany 24,
November   NamedMY
              2020 Technology Group, Inc.
November
Page 3    24, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Jim Allegretto at
(202) 551-3849
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Joel Rubinstein